UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

XENITH BANKSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984102103

(CUSIP Number)

Robert J. Merlino
CapGen Capital Group VI LP
120 West 45th Street
Suite 1010
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Suite 2100
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 29, 2016

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 984102103
1.	Names of Reporting Persons. CapGen Capital Group VI LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,075,147
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 51,075,147
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,075,147
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.2% (1)
14.	Type of Reporting Person (See Instructions) PN
__________
(1)
The calculation of the percentage of outstanding shares is based on 230,114,380 shares of Common Stock outstanding as of July 29, 2016, as reported to the Reporting Persons by the Issuer (as defined in the 13D Filing).

CUSIP No. 984102103
1.	Names of Reporting Persons. CapGen Capital Group VI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,075,147
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 51,075,147
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,075,147
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.2% (1)
14.	Type of Reporting Person (See Instructions) OO
__________
(1)	The calculation of the percentage of outstanding shares is based on 230,114,380 shares of Common Stock outstanding as of July 29, 2016, as reported to the Reporting Persons by the Issuer.

CUSIP No. 984102103
1.	Names of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 51,075,147
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 51,075,147
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,075,147
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.2% (1)
14.	Type of Reporting Person (See Instructions) IN
__________

(1)	The calculation of the percentage of outstanding shares is based on 230,114,380 shares of Common Stock outstanding as of July 29, 2016, as reported to the Reporting Persons by the Issuer.

CUSIP No. 984102103
1.	Names of Reporting Persons. Robert B. Goldstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,541
	8.	Shared Voting Power 51,075,147
	9.	Sole Dispositive Power 12.541
	10.	Shared Dispositive Power 51,075,147
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,087,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.2% (1)
14.	Type of Reporting Person (See Instructions) IN

__________

(1)	The calculation of the percentage of outstanding shares is based on 230,114,380 shares of Common Stock outstanding as of July 29, 2016, as reported to the Reporting Persons by the Issuer.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 6 on Schedule 13D (this “Amendment”) to amend the Schedule 13D filed on October 12, 2010 (as amended by Amendment No. 1 filed on December 30, 2010, Amendment No. 2 filed on May 23, 2012, Amendment No. 3 filed on June 28, 2012, Amendment No. 4 filed on September 27, 2012, and Amendment No. 5 filed on February 12, 2016, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 1.	Security and Issuer
Item 1 of the 13D filing is hereby amended and restated as follows:
In connection with the Agreement and Plan of Reorganization, dated February 10, 2016 (the “Reorganization Agreement”) by and between the Hampton Roads Bankshares, Inc. (“Hampton”) and Xenith Bankshares, Inc. (“Xenith”), on July 29, 2016, Xenith merged with and into the Hampton (the “Merger”).  In connection therewith, Hampton changed its name to “Xenith Bankshares, Inc.”
Prior to the Merger, this Schedule 13D related to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Hampton (which, prior to the Merger, is referred to in this Schedule 13D as the “Issuer”).  The principal executive office of Hampton is located at 999 Waterside Drive, Suite 200, Norfolk, Virginia 23510.  Following the Merger this Schedule 13D relates to Xenith Bankshares, Inc. (which, following to the Merger, is referred to in this Schedule 13D as the “Issuer”).  The principal executive office of the Issuer is located at One James Center, 901 E. Cary Street, Suite 1700, Richmond, Virginia 23219.

Item 4.	Purpose of Transaction
Item 4 of the 13D Filing is hereby amended and supplemented by inserting the below paragraph immediately following the thirteenth paragraph thereof:
In connection with the Reorganization Agreement, the Merger occurred on July 29, 2016.  In the Merger, each issued and outstanding share of common stock of Xenith was converted into the right to receive 4.4 shares of Common Stock.
Item 5	Interest in Securities of the Issuer

Item 5(a) and (b) of the 13D Filing is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CapGen Capital Group VI LP	51,075,147	22.2%	51,075,147	0	51,075,147	0
CapGen Capital Group VI LLC	51,075,147	22.2%	51,075,147	0	51,075,147	0
Eugene A. Ludwig	51,075,147	22.2%	0	51,075,147	0	51,075,147
Robert B. Goldstein	51,087,688	22.2%	12,541	51,075,147	12,541	51,075,147

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 of the 13D Filing is hereby amended and supplemented by inserting the below paragraph immediately prior to the last paragraph thereof:

As a result of the Merger, the Voting Agreements terminated in accordance with their terms.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 15	Joint Filing Agreement, dated August 1, 2016, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC, Eugene A. Ludwig and Robert B. Goldstein.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 1, 2016

CAPGEN CAPITAL GROUP VI LP

By:		CAPGEN CAPITAL GROUP VI LLC, its general partner

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig
	Title:	Managing Member

CAPGEN CAPITAL GROUP VI LLC

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig
	Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig

ROBERT B. GOLDSTEIN

By:	/s/ Robert B. Goldstein
	Name:	Robert B. Goldstein

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 15	Joint Filing Agreement, dated August 1, 2016, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC, Eugene A. Ludwig and Robert B. Goldstein.